UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               SABA SOFTWARE, INC.
                               -------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    784932600
                                    ---------
                                 (CUSIP Number)

                      Aryeh Davis, Chief Operating Officer,
                          General Counsel and Secretary
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
           ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                    OCTOBER 5, 2005
                                    ---------------
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784932600

1     Names of Reporting Persons.               Pequot Capital Management, Inc.
      I.R.S. Identification Nos. of above persons
      (entities only)                                   06-1524885

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2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]
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3     SEC Use Only

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4     Source of Funds (See Instructions)
      00

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5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
      [ ]

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6     Citizenship or Place of Organization
      Connecticut

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                          7    Sole Voting Power                2,774,840(1)
                               ---------------------------------------------
       Number of          8    Shared Voting Power              0
                               ---------------------------------------------
       Shares Bene-       9    Sole Dispositive Power           2,774,840(1)
                               ---------------------------------------------
       ficially Owned    10   Shared Dispositive Power          0
                               ---------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                    2,774,840(1)

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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
      [ ](1)

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13    Percent of Class Represented by Amount in Row (11)        15.5%(1)
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14    Type of Reporting Person (See Instructions)               IA

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----------------
(1) The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,924,879 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties and Centra (including shares underlying options exercisable in 60 days). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

     This Amendment No. 1 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends and restates Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Person on August 11, 2004 ("Schedule 13D," and together with this Amendment No. 1, the "Statement"). This Amendment No. 1 relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Saba Software, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

      This Statement is being filed on behalf of the Reporting Person. The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

      The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership ("PPE3") and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership ("PPE3O", and together with PPE3, the "Funds"), each of which are Accounts.

      Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States. Lawrence D. Lenihan, Jr., an employee of the Reporting Person, is a director of the Issuer.

      Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As more fully described in Item 4 hereof, pursuant to a Purchase Agreement, dated as of August 9, 2004 (the "Purchase Agreement"), with the Funds, the Issuer issued and sold to the Funds an aggregate of 2,674,500 shares of Common Stock for a purchase price of $3.2841 per share of Common Stock representing aggregate consideration of $8,783,325.45. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders

      The Reporting Person entered into the Voting Agreement as a condition to Centra's (as such term is defined in Item 4) execution of the Merger Agreement (as such term is defined in Item 4), and as such, no funds were expended by the Reporting Person in connection with the execution of the Voting Agreement.

     On October 14, 2005, the Reporting Person acquired an aggregate of 95,340 shares of Common Stock at purchase prices ranging from $3.09 per share to $3.14 per share in open market transactions. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

      A copy of the Purchase Agreement was previously filed as Exhibit 1 to the
Schedule 13D and is incorporated herein by reference. A copy of the Merger Agreement is incorporated herein by reference. A copy of the Voting Agreement is incorporated herein by reference as Exhibit 2. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

     The Reporting Person acquired the shares of Common Stock pursuant to the terms of the Purchase Agreement. In addition, on October 14, 2005, the Reporting Person acquired an aggregate of 95,340 shares of Common Stock at purchase prices ranging from $3.09 per share to $3.14 per share in open market transactions. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

      On August 10, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds an aggregate of 2,674,500 shares of Common Stock for a purchase price of $3.2841 per share of Common Stock representing aggregate consideration of $8,783,325.45. The funds for the purchase of such Common Stock held by the Funds were obtained from the contributions of the Funds' partners/shareholders. Capitalized terms used but not defined in this Item 4 or elsewhere in this Statement shall have the meanings assigned to such terms in the Purchase Agreement.

      Pursuant to the Purchase Agreement, at the Closing, the Issuer amended its by-laws to increase the size of its board of directors from five to six members and appointed Mr. Lawrence D. Lenihan, Jr. as a Class III member of the Board of Directors. From and after the Closing, for so long as the Reporting Person beneficially holds at least seventy-five percent of the Common Stock purchased by the Funds pursuant to the Purchase Agreement, the Issuer has agreed to use its best efforts to cause: (i) Mr. Lenihan to remain a Class III director; (ii) Mr. Lenihan to be nominated and elected to the board of directors of the Issuer in any election of directors; and (iii) any vacancy, should Mr. Lenihan cease for any reason to be a member of the board of directors of the Issuer, to be filled by a replacement designated by the Reporting Person and reasonably acceptable to the Issuer.

REGISTRATION RIGHTS AGREEMENT

      In connection with the transactions contemplated by the Purchase Agreement, the Issuer and the Funds entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of August 9, 2004. Pursuant to the Registration Rights Agreement, the Issuer filed a Registration Statement on Form S-3 registering the Common Stock for resale on a continuous basis under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), which was declared effective on January 11, 2005. The Issuer is required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock without volume restrictions under Rule 144(k) under the Securities Act.

MERGER AGREEMENT

     On October 5, 2005, the Issuer entered into an Agreement and Plan of Reorganization (the "Merger Agreement") by and among the Issuer, Spruce Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub 1"), Spruce Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer ("Merger Sub 2"), and Centra Software, Inc., a Delaware corporation ("Centra"). Pursuant to the Merger Agreement, (i) Merger Sub 1 will merge with and into Centra, with Centra as the surviving corporation (the "First Step Merger"), and (ii) immediately after the effective time of the First Step Merger, Centra will merge with and into Merger Sub 2, with Merger Sub 2 as the surviving company (the "Second Step Merger," and together with the First Step Merger, the "Mergers"). The boards of directors of the Parent, Merger Sub 1, Merger Sub 2 and Centra have unanimously approved the Mergers and the Merger Agreement.


      Under the terms of the Merger Agreement, each outstanding share of Centra's common stock will be converted into the right to receive 0.354 shares of Parent's common stock and $0.663 in cash. The Mergers are subject to customary conditions to closing, including: (i) approval of the holders of majority of the Common Stock of the Issuer; (ii) approval of the holders of majority of the common stock of Centra, par value $0.001 ("Centra Common Stock"); (iii) the accuracy of representations and warranties and the performance and compliance with all covenants and the absence of any material adverse effect with respect to each party's business (in each case, subject to certain exceptions); (iv) the delivery of customary opinions from legal counsel to each party that the Mergers will qualify as a tax-free reorganization for federal income tax purposes;

(v) Centra obtaining all required third party consents and approvals; and (vi) holders of less than ten percent in the aggregate of the Centra Common Stock having appraisal rights that have not been waived. The closing of the Mergers is expected to occur during the third quarter of the fiscal year ending May 31, 2006.

VOTING AGREEMENT

      Concurrently with, and as a condition to, Centra's execution of the Merger Agreement, Centra and certain shareholders of the Issuer, consisting of the Funds, Babak Yazdani ("Yazdani"), Sequoia Capital IX ("Sequoia IX"), Sequoia Capital IX Principals Fund ("Sequoia Principals"), Sequoia Capital Entrepreneurs Annex Fund ("SCEAF"), Sequoia Capital Franchise Fund ("SCFF") and Sequoia Capital Franchise Partners ("SCFP, together with Sequoia IX, Sequoia Principals, SCEAF and SCFF, "Sequoia," and collectively with the Funds and Yazdani, the "Stockholder Parties"), entered into a Voting Agreement (the "Voting Agreement"). Under the Voting Agreement, the Stockholder Parties agreed that, at any meeting of the stockholders of the Issuer and on every action or approval by written consent or resolution of the stockholders of the Issuer for purposes of voting on the Merger Agreement and the transactions contemplated thereby, the Stockholder Parties will vote or cause the record holder to vote in favor of the approval of the First Step Merger and the Merger Agreement and the transactions contemplated thereby and against any action that would impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the First Step Merger or any of the other transactions contemplated by the Merger Agreement. The Stockholder Parties also agreed: (i) not to enter into any agreement or understanding with any person the effect of which would be inconsistent with, or would violate, the agreements to vote their respective shares in the manner described above; and (ii) to execute and deliver to Centra a proxy in a form reasonably acceptable to Centra with respect to each meeting or action or approval by written consent or resolution of the stockholders of the Issuer.

      Pursuant to the terms of the Voting Agreement, the Stockholder Parties also agreed, except for certain permitted transferees, not to transfer, sell, exchange, pledge, assign, or otherwise dispose of or encumber such stockholder's shares of the Issuer or deposit any of each such Stockholder Party's share of the Issuer into a voting trust or grant certain proxies or to make or accept any offer or other agreement relating thereto unless the permitted transferee agrees in writing to be bound by the terms of the Voting Agreement. Pursuant to its terms, the Voting Agreement, and all rights and obligations of the parties thereunder, terminate upon the earlier of: (i) the effective time of the First Step Merger and (ii) the termination of the Merger Agreement.

      Copies of the Purchase Agreement and the Registration Rights Agreement (which contains the form of Penalty Warrant as an exhibit) were previously filed as Exhibits 1 and 2, respectively, to the Schedule 13D and are incorporated herein by reference. A copy of the Merger Agreement is incorporated herein by reference. A copy of the Voting Agreement is incorporated herein by reference as
Exhibit 2. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

      (a) The Reporting Person beneficially owns 2,774,840 shares of Common Stock, representing approximately 15.5% of shares of Common Stock outstanding as of September 23, 2005.

      In addition, by virtue of each of the Voting Agreement it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the other Voting Stockholder Parties, Centra and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such a group including the other Voting Stockholder Parties, Centra and the Reporting Person would be deemed to beneficially own, in the aggregate, 5,699,719 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 31.8% of the Common Stock outstanding as of September 23, 2005. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by any other group member and does not affirm that any such "group" exists.

      (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 2,774,840 shares of Common Stock.

      Pursuant to, and to the extent set forth in, the Voting Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the other Voting Stockholder Parties and Centra. To the knowledge of the Reporting Person and based on documents publicly filed by the other group members the name, address and principal occupation of each group member is as set forth on Exhibit 3 hereto and is incorporated herein by reference. To the knowledge of the Reporting Person, the name, address and principal occupation of the officers, directors and controlling person(s) of the other group members is as set forth on Exhibit 3 hereto and is incorporated herein by reference. To the knowledge of the Reporting Person and based on documents publicly filed by the group members, during the last five years, no group member has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Reference is made to the Purchase Agreement and the Registration Rights Agreement described in Items 3 and 4, which were previously filed as Exhibits 1 and 2 to the Schedule 13D, and are incorporated by reference herein.

      In connection with the Reporting Person's participation (through its employees) on the Issuer's Board of Directors, on December 14, 2004 (the "Grant Date"), the Issuer granted options to purchase 5,000 shares of Common Stock to Lawrence D. Lenihan, Jr. (the "Director's Options"), pursuant to the Issuer's 2000 Stock Incentive Plan. The Director's Options are immediately exercisable at the exercise price of $4.20 per share and expire on December 14, 2010. The description of the Director's Options is qualified in its entirety by reference to the Issuer's 2000 Stock Incentive Plan and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Reorganization, dated as of October 5, 2005, by and among the Issuer, Spruce Acquisition Corporation, Spruce Acquisition, LLC and Centra Software, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K, dated October 5, 2005 (filed October 6, 2005)).

Exhibit 2 Voting Agreement, by and among Centra, the Funds, Sequoia and Babak Yazdani.

Exhibit 3   Name, address and principal occupation of certain group members.

Exhibit 4   Issuer 2002 Stock Incentive Plan (incorporated by reference to
            Exhibit 10.3 of the Issuer's Registration Statement on Form S-1 (Registration No. 333-95761) filed January 31, 2000).

                                   S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: October 21, 2005               Pequot Capital Management, Inc.




                                           /s/ Aryeh Davis
                                     --------------------------------------
                                     Aryeh Davis, Chief Operating Officer,
                                     General Counsel and Secretary

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1 Agreement and Plan of Reorganization, dated as of October 5, 2005, by and among the Issuer, Spruce Acquisition Corporation, Spruce Acquisition, LLC and Centra Software, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K, dated October 5, 2005 (filed October 6, 2005)).

Exhibit 2 Voting Agreement, by and among Centra, the Funds, Sequoia and Babak Yazdani.

Exhibit 3   Name, address and principal occupation of certain group members.

Exhibit 4   Issuer 2002 Stock Incentive Plan (incorporated by reference to
            Exhibit 10.3 of the Issuer's Registration Statement on Form S-1 (Registration No. 333-95761) filed January 31, 2000).

                                    EXHIBIT 3

        To the knowledge of the Reporting Person, the address of BabakYazdani is 2400 Bridge Parkway, Redwood Shores, California 94065 and his principal occupation is serving as the Chairman of the Board and Chief Executive Officer of the Issuer.

        To the knowledge of the Reporting Person, based on the Schedule 13D/A filed by Sequoia on April 12, 2005:

        (a) Each of Sequoia IX, Sequoia Principals, Sequoia Capital Entrepreneurs Fund, SCEAF, SC IX Management LLC, SC IX.I Management LLC, SCFF, SCFP and SCFF Management LLC are each referred to as a Sequoia Reporting Entity. Each of Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens are referred to as a "Sequoia Reporting Individual." Each Sequoia Reporting Entity and each Sequoia Reporting Individuals are referred to as a Sequoia Reporting Person.

        (b) The address of each Sequoia Reporting Person is 3000 Sand Hill Road, Building 4, Suite 280, Menlo Park, California 94025.

        (c) The principal business or occupation of each Sequoia Reporting Individual is engaging through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.

        (d) Each Sequoia Reporting Entity is organized in the State of Delaware and is a venture capital investment entity.

        (e) Except as set forth below, each of the Sequoia Reporting Individuals is a citizen of the United States of America and is a managing member of the limited liability companies that are the general partners of the following entities ("Sequoia Holding Entities") that hold of record shares of the Issuer's Common Stock:



                                                         NAME OF MANAGING
 NAME OF SEQUOIA HOLDING                              MEMBERS OF THE GENERAL
          ENTITY           NAME OF GENERAL PARTNER*          PARTNER*
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

Sequoia Capital IX         SC IX.I Management LLC     Michael Goguen, Mark
                                                      Kvamme, Douglas Leone,
                                                      Michael Moritz and Mark
                                                      Stevens

Sequoia Capital IX         SC IX.I Management LLC*    Michael Goguen, Mark
Principals Fund*                                      Kvamme, Douglas Leone,
                                                      Michael Moritz and Mark
                                                      Stevens*

Sequoia Capital            SCIX.I Management LLC      Michael Goguen, Mark
Entrepreneurs Annex Fund                              Kvamme, Douglas Leone,
                                                      Michael Moritz and Mark
                                                      Stevens

Sequoia Capital Franchise  SCFF Management LLC        Michael Goguen, Douglas
Fund                                                  Leone, Michael Moritz
                                                      and Mark Stevens

Sequoia Capital Franchise  SCFF Management LLC        Michael Goguen, Douglas
Partners                                              Leone, Michael Moritz
                                                      and Mark Stevens



*NOTE: Sequoia Capital IX Principals Fund is a limited liability company. Accordingly, the entity shown in the second column is the Managing Member (not the General Partner), and the individuals shown in the third column are Managing Members of the Managing Member.